Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

June 30, 2013 and 2012

(Unaudited)

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Unaudited)

		June 30,	December 31,
		2013	2012

Assets
Current assets:
Cash and cash equivalents		$29,061	$13,856
Accounts receivable		1,025	-
Inventory	Note 4	23,071	26,342
Other accounts receivable	Note 5 (ii)	8,966	7,983
Recoverable taxes	Note 5	6,033	9,031
Prepaid expenses and sundry assets	Note 6	2,605	3,055
Derivatives	Note 7(a)	-	43
		70,761	60,310

Prepaid expenses and sundry assets	Note 6	3,473	2,428
Restricted cash		109	609
Assets held for sale		1,802	612
Recoverable taxes	Note 5	50,956	54,458
Property, plant and equipment	Note 8	263,278	301,383
Mineral exploration projects	Note 9	67,750	84,075
		$458,129	$503,875

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	Note 10	$25,135	$29,745
Notes payable	Note 11	25,263	27,388
Income taxes payable		15,769	15,451
Reclamation provisions		3,872	4,124
Other provisions		8,245	4,796
Deferred compensation liabilities		39	105
Other liabilities		-	20
		78,323	81,629

Notes payable	Note 11	275,417	240,158
Option component of convertible notes	Note 7(b)	294	4,458
Deferred income taxes		5,463	6,624
Reclamation provisions		14,345	16,927
Deferred compensation liabilities		100	216
Other liabilities		57	60
Total liabilities		373,999	350,072

Shareholders' equity:
Share capital		371,077	370,043
Stock options		1,233	2,137
Contributed surplus		17,179	16,015
Deficit		(305,359)	(234,392)
Total equity attributable to equity shareholders of the Company		84,130	153,803

		$458,129	$503,875

Going concern	Note 2
Subsequent event	Note 14

On behalf of the Board:

Richard Falconer

David Petroff

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)

		Three Months	Three Months	Six Months	Six Months
		Ended	Ended	Ended	Ended
		June 30,	June 30,	June 30,	June 30,
		2013	2012	2013	2012

Gold sales		$32,427	$46,535	$73,597	$97,507
Production costs		(23,969)	(41,250)	(46,789)	(82,650)
Stock-based compensation		9	301	9	343
Depletion and amortization		(8,131)	(10,630)	(16,100)	(23,922)
Gross profit (loss)		336	(5,044)	10,717	(8,722)

Operating expenses:
Exploration		274	26	601	71
Paciência care and maintenance		746	-	1,454	-
Stock-based compensation (recoveries)		68	(1,487)	291	(2,295)
Administration		4,759	2,601	8,973	8,946
Amortization		288	292	580	581
Other		1,629	590	4,612	991
Total operating expenses		7,764	2,022	16,511	8,294

Loss before the following		(7,428)	(7,066)	(5,794)	(17,016)

Loss (gain) on derivatives	Note 7(a)	3	(114)	(479)	(114)
Gain on conversion option embedded in convertible debt	Note 7(b)	(3,041)	(57,427)	(4,164)	(71,752)
Foreign exchange loss		4,683	7,685	4,037	4,511
Accretion expense		435	537	892	1,133
Interest expense		8,072	7,077	16,246	14,201
Interest income		(253)	(566)	(514)	(2,424)
Loss (gain) on disposition of property		556	(90)	2,291	(368)
Impairment of properties	Note 8(a)	46,834	47,692	46,834	47,692
Other non-operating expenses (recoveries)		(826)	566	(325)	534
Total other expenses (income)		56,463	5,360	64,818	(6,587)

Loss before income taxes		(63,891)	(12,426)	(70,612)	(10,429)
Income taxes
Current income taxes		661	302	1,001	621
Deferred income taxes (recovery)		(511)	3,622	(646)	2,491
Total income taxes		150	3,924	355	3,112

Comprehensive loss for the period		$(64,041)	$(16,350)	$(70,967)	$(13,541)

Basic and diluted loss per share	Note 13	$(0.74)	$(0.19)	$(0.83)	$(0.16)

Weighted average number of common shares outstanding - basic	Note 13	86,099,006	84,409,648	85,030,324	84,409,648
Weighted average number of common shares outstanding - diluted	Note 13	86,099,006	84,409,648	85,030,324	84,409,648

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Shareholders' Equity

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Common Shares		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, January 1, 2012	84,409,648	$370,043	4,005,000	$14,207	$3,414	$(149,855)	$237,809
Vested options expired	-	-	(10,000)	(35)	35	-	-
Vested options expired upon termination	-	-	(610,000)	(2,017)	2,017	-	-
Net loss	-	-	-	-	-	(13,541)	(13,541)
Balance, June 30, 2012	84,409,648	$370,043	3,385,000	$12,155	$5,466	$(163,396)	$224,268

Balance, January 1, 2013	84,409,648	$370,043	1,836,250	$2,137	$16,015	$(234,392)	$153,803
Shares issued (Note 12)	1,986,708	1,034	-	-	-	-	1,034
Stock options granted	-	-	277,778	260	-	-	260
Vested options forfeited	-	-	(70,000)	(231)	231	-	-
Vested options expired upon termination	-	-	(300,000)	(933)	933	-	-
Net loss	-	-	-	-	-	(70,967)	(70,967)
Balance, June 30, 2013	86,396,356	$371,077	1,744,028	$1,233	$17,179	$(305,359)	$84,130

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the period	$(64,041)	$(16,350)	$(70,967)	$(13,541)
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Unrealized foreign exchange loss (gain)	1,666	3,318	464	(1,734)
Stock-based compensation expense (recovery)	59	(1,788)	281	(2,638)
Interest expense	8,072	7,077	16,246	14,201
Accretion expense	435	537	892	1,133
Deferred income taxes	(511)	3,622	(646)	2,491
Depletion and amortization	8,419	10,922	16,680	24,503
Loss on disposition of property, plant and equipment	-	532	-	547
Write-down of Paciência inventory	-	3,222	-	2,394
Impairment of properties	46,834	47,692	46,834	47,692
Unrealized loss (gain) on derivatives	141	(114)	43	(114)
Unrealized gain on option component of convertible note	(3,041)	(57,427)	(4,163)	(71,752)
Provision and loss on disposition of property, plant and equipment	-	-	2,224	-
Reclamation expenditure	(71)	(10)	(83)	(113)
	(2,038)	1,233	7,805	3,069
Change in non-cash operating working capital:
Accounts receivable	(1,025)	-	(1,025)	-
Inventory	2,758	5,844	3,194	3,732
Other accounts receivable	1,577	(789)	(982)	(1,285)
Recoverable taxes	1,358	(4,036)	4,375	(5,994)
Prepaid expenses and sundry assets	(1,244)	460	(1,286)	131
Accounts payable and accrued liabilities	(1,736)	(863)	(4,831)	(2,241)
Income taxes payable	(246)	(917)	318	(1,325)
Other provisions	478	296	3,449	613
Deferred compensation liabilities	(13)	(656)	(77)	(2,268)
	(131)	572	10,940	(5,568)
Financing activities:
Repayment of debt	(6,588)	(1,119)	(13,686)	(2,218)
Increase in debt	28,750	1,000	40,512	7,000
Decrease in restricted cash	-	-	500	-
Interest paid	(4,515)	(3,841)	(8,478)	(6,994)
Other liabilities	(35)	(1,630)	(24)	(1,709)
	17,612	(5,590)	18,824	(3,921)
Investing activities:
Mineral exploration projects	(341)	(1,800)	(708)	(6,963)
Purchase of property, plant and equipment	(6,564)	(12,029)	(13,880)	(31,017)
Proceeds from disposition of property, plant and equipment	254	659	481	684
	(6,651)	(13,170)	(14,107)	(37,296)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	(154)	269	(452)	4,254
Increase (decrease) in cash and cash equivalents	10,676	(17,919)	15,205	(42,531)
Cash and cash equivalents, beginning of period	18,385	49,863	13,856	74,475
Cash and cash equivalents, end of period	$29,061	$31,944	$29,061	$31,944

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

1.	Nature of business and basis of preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporation Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These condensed interim consolidated financial statements of the Company as at and for the periods ended June 30, 2013 and 2012 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

2.	Going concern:

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due. As at June 30, 2013, the Company had a working capital deficiency of $7.6 million and an accumulated deficit of $305.4 million. The Company incurred a loss for the three and six months period ended June 30, 2013 amounting to $64.0 million and $71.0 million, respectively, and consumed cash in operations of $131,000 for the three month period ended June 30, 2013.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current operations or exploration programs will result in profitable mining operations. There is no assurance that the Company’s financing initiatives, which necessarily includes the Company’s ability to restructure its Convertible Debentures of $165.0 million due in November 2014 and $103.5 million due in March 2016, will be successful or sufficient and accordingly, this fact, along with the factors discussed in preceding paragraph results in a material uncertainty that casts significant doubt as to the Company’s ability to continue to operate as a going concern. The recoverability of the carrying value of property, plant and equipment and mineral exploration projects is dependent upon the success of the above operating, exploration and financing activities and the future gold price. Changes in future conditions could require material write-downs of the carrying value of property, plant and equipment and mineral exploration projects beyond those write-downs for the year ended June 30, 2013 as set out in Note 7(a).

If the going concern assumption was not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications, and such adjustments could be material.

The Company has been exploring and will continue to consider all of its options to maintain and raise capital when and as needed, including selling assets and/or issuing debt and/or equity securities subject to prevailing market conditions.

3.	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).

6

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

The accounting policies applied in these interim condensed consolidated financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following standards and interpretations adopted in 2013:

Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) introduces a new approach to determining which investees should be consolidated, and provides a single model to be applied in the control analysis for all investees. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 was effective for the annual period beginning on January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 10.

Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”), published in May 2011, replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 changes the accounting for joint ventures and removes the free choice between using the equity method and using proportionate consolidation. IFRS 11 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 11.

Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosures for entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 was effective for annual periods beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 12.

Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), published in May 2011, provides a single source of guidance for defining fair value, measuring fair value, and disclosing fair value measurements. IFRS 13 was effective for annual periods beginning on or after January 1, 2013. This standard is adopted prospectively as of the beginning of the 2013 annual period. There was no impact on the Company’s financial statements upon adoption of IFRS 13.

Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued by the IASB to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRIC 20.

These condensed interim consolidated financial statements were authorized for issue by the audit committee on August 7, 2013.

7

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

4.	Inventory:

	June 30,	December 31,
	2013	2012
Raw material	$3,009	$3,483
Mine operating supplies	7,981	9,221
Ore stockpiles	1,261	1,308
Gold in process	10,820	12,330
	$23,071	$26,342

5.	Recoverable taxes:

	December 31, 2012	Additions	Sale of credits	Applied to payroll taxes	Foreign exchange	June 30, 2013
Value added taxes and other (i)	$47,229	$3,161	$-	$(1,955)	$(3,584)	$44,851
ICMS (ii)	19,182	1,669	(5,251)	-	(1,194)	14,406
Reserve for ICMS (ii)	(2,922)	37	617	-	-	(2,268)
	$63,489	$4,867	$(4,634)	$(1,955)	$(4,778)	$56,989
Less: current portion	9,031					6,033
Long-term portion	$54,458					$50,956

(i)	The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods.

(ii)	ICMS – Imposto sobre circulação de mercadorias e prestação de servicos is a type of value added tax which can either be sold to other companies (usually at a discount rate ranging from 10% to 15%) or be used to purchase certain machinery and equipment.

Recorded as Other accounts receivable is $9.0 million related to receivable from sales of ICMS tax credits to other companies (December 31, 2012 - $8.0 million).

6.	Prepaid expenses and sundry assets:

	June 30,	December 31,
	2013	2012
Prepaid expenses	1,326	716
Prepaid financing fees	-	691
Receivable from BZI (a)	584	595
Judicial deposits (b)	3,473	2,428
Other sundry assets	695	1,053
	$6,078	$5,483
Less current portion	2,605	3,055
Long-term portion	$3,473	$2,428

8

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

(a)	On August 7, 2008, Brazilian Resources Inc. (“BZI”) and IMS Empreendimentos Ltda. (“IMS”), both former related parties of Jaguar as they had common directors or officers, guaranteed the payment of a Net Smelter Royalty (“NSR”) due from Prometálica Mineração Ltda. (“PML”) to Mineração Serras does Oeste Ltda. (“MSOL”), a wholly-owned subsidiary of Jaguar. On September 26, 2011, there was an agreement to amend the guarantee of the NSR. This agreement converted the obligation of PML for payment of the NSR to an obligation by BZI and IMS to MSOL. BZI’s portion of this obligation amounted to $593,618 and was payable in three equal installments of $197,872 plus interest at 4% per annum. The installments were due December 31, 2011, 2012 and 2013. The December 31, 2011 payment due from BZI was received by Jaguar’s subsidiary MSOL on March 28, 2012 while the December 31, 2012 payment remains in default. In March 2013, MSOL brought suit against BZI in the Merrimack Superior Court in New Hampshire, United States of America claiming breach of the agreement and seeking damages for the unpaid amount. On August 2, 2013, the Merrimack Superior Court dismissed the action in New Hampshire on the grounds that it should be filed in Brazil. However, the Court also entered an order approving a stipulation that awarded MSOL a pre-judgment attachment on BZI office property in Concord, New Hampshire, currently valued at $838,000, as security for MSOL’s continued legal efforts to obtain payment of the note in default. All payments due from IMS in regard to their obligations in this matter have been received in full and on time. MSOL intends to initiate a new suit in Brazil as soon as possible.

In 2008 a Brazilian labor claim settlement for R$378,158 (R$387,839, approximately $175,049, as at June 30, 2013) was awarded against a BZI subsidiary in Brazil known as BW Mineração Ltda. (“BZI BW”). As BZI BW failed to pay the court ordered claim and the Brazilian labor court considered MSOL, MTL and BZI BW, to be an economic group, MSOL and MTL had funds taken directly from their Brazilian bank accounts by the court to settle the R$378,158 claim on BZI BW’s behalf. BZI subsequently agreed to repay the amount awarded by the court to MSOL and MTL. The BZI liability is denominated in Brazilian Reais in the amount of R$387,839, and bears interest at U.S. LIBOR payable quarterly. No payment of interest, accrued interest or principal has been made to date, nor has BZI confirmed a date when it intends to pay its debt outstanding. The Company is pursuing court action in the Merrimack Superior Court to obtain repayment in full.

(b) Judicial deposits are monetary deposits with the Brazilian court system relating to legal claims.

7.	Risk management policies:

(a)	Derivative financial instruments:

i)	Forward foreign exchange contracts:

As at June 30, 2013 no forward foreign exchange contracts were outstanding. As at December 31, 2012, derivative assets included $43,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts outstanding at that time. Included in the statements of operations and comprehensive loss are the following amounts of unrealized and realized gains on foreign exchange derivatives:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Unrealized loss (gain)	$141	$(114)	43	(114)
Realized gain	(138)	-	(522)	-
	$3	$(114)	$(479)	$(114)

9

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

(b)	Financial instruments:

i)	Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

a.	Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.	Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.	Level 3 – one or more significant inputs used in a valuation technique that are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

As at June 30, 2013, the option component of the convertible notes was measured at fair value as follows:

	June 30,	December 31,
	2013	2012
Option component of convertible notes	294	4,458

The option components of the convertible notes are fair valued using the Crank-Nicolson valuation model which requires inputs, such as volatility and credit spread, that are both unobservable and significant, and therefore are categorized as Level 3 in the fair value hierarchy.

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at June 30, 2013 and December 31, 2012 with all other variables held constant. It shows how the option component of the convertible notes and income before taxes would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

ii) Inter-relationship between key unobservable inputs and fair value measurements:

Impact to option component of convertible notes:

Assumption	Change for Sensitivity Analysis	Impact of Changes as at June 30, 2013	Impact of Changes as at December 31, 2012
Volatility	5% increase	$103	$457
	5% decrease	(86)	(456)
Credit spread	1% increase	4	40
	1% decrease	(4)	(42)

10

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

The carrying amount of the option components of the convertible notes was $294,000 as at June 30, 2013 (December 31, 2012 - $4.5 million). The change in fair value of $3.0 million and $4.2 million for the three and six months ended June 30, 2013 is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive loss (three and six months ended June 30, 2012 - $57.4 million gain and $71.8 million gain, respectively).

11

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

8.	Property, plant and equipment (“PPE”):

	Processing			Leasehold	Assets under	Mining
Property, Plant and Equipment	plant	Vehicles	Equipment	improvements	construction	properties	Total
Cost
Balance at January 1, 2012	$13,865	$14,442	$220,431	$2,744	$11,772	$283,709	$546,963
Additions	25	3,164	3,855	6	10,379	32,760	50,189
Interest capitalized	-	-	-	-	-	(229)	(229)
Disposals	-	(3,820)	(7,020)	(430)	-	-	(11,270)
Transfer to assets held for sale	-	(154)	(1,748)	-	(998)	-	(2,900)
Reclassify within PPE	1,790	2	16,924	44	(18,760)	-	-
Reclassify from MEP	-	-	-	-	-	2,230	2,230
Balance at December 31, 2012	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983

Balance at January 1, 2013	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983
Additions	-	25	1,075	18	2,917	7,580	11,615
Interest capitalized	-	-	-	-	-	287	287
Disposals	-	(131)	(2,142)	-	(397)	-	(2,670)
Transfer to assets held for sale	-	132	(1,434)	-	395	-	(907)
Reclassify within PPE	18	-	1,947	-	(1,965)	-	-
Balance at June 30, 2013	$15,698	$13,660	$231,888	$2,382	$3,343	$326,337	$593,308

Accumulated amortization and impairment
Balance at January 1, 2012	$7,789	$7,041	$57,295	$963	$-	$85,200	$158,288
Amortization for the year	868	2,226	18,563	461	-	19,158	41,276
Impairment loss	1,115	1,238	18,384	189	922	69,748	91,596
Transfer from assets held for sale	-	(96)	(982)	-	-	-	(1,078)
Disposals	-	(2,622)	(3,430)	(430)	-	-	(6,482)
Balance at December 31, 2012	$9,772	$7,787	$89,830	$1,183	$922	$174,106	$283,600

Balance at January 1, 2013	$9,772	$7,787	$89,830	$1,183	$922	$174,106	$283,600
Amortization for the year	536	975	7,998	233	-	7,305	17,047
Impairment loss	1,192	-	-	-	-	28,571	29,763
Disposals	-	(81)	(413)	-	-	-	(494)
Transfer from assets held for sale	-	90	24	-	-	-	114
Balance at June 30, 2013	$11,500	$8,771	$97,439	$1,416	$922	$209,982	$330,030

Carrying amounts
At December 31, 2012	$5,908	$5,847	$142,612	$1,181	$1,471	$144,364	$301,383
At June 30, 2013	$4,198	$4,889	$134,449	$966	$2,421	$116,355	$263,278

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Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

(a) Impairment

During the year ended December 31, 2012 the Company recorded impairment charges in the amount of $90.1 million for the Paciência property and $12.9 million for Turmalina property. The total impairment charge for the year ended December 31, 2012 was $103.0 million. During the quarter ended June 30, 2013 the Company updated its impairment test due to decreases in gold prices. This reassessment generated an increase of $46.8 million in the impairment charge, being $3.9 million related to the Paciência project, $17.8 million related to the Turmalina project and $25.1 million for the Caeté project.

The Paciência, Turmalina and Caeté projects are cash generating units (“CGUs”) which include property, plant and equipment, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization. The CGUs also include mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs.

A loss of $29.8 million was recognized against assets in property, plant and equipment and $17.0 million was recognized relating to assets included in mineral exploration projects. The recoverable amount of the properties was determined using a fair value less cost to sell approach (“FVLCS”). FVLCS for the properties was determined by considering the net present value of future cash flows generated by the properties. Net future cash flows were derived from life of mine plans for the properties. The following significant assumptions were used to value the properties:

Discount rate:	9.63%
Gold price:	first year: $1,300
after first year: $1,400

Expected future cash flows used to determine the FVLCS used in the impairment testing of the Paciência, Turmalina and Caeté properties are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels; operating costs and capital expenditures reflected in the life of mine plans; as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, further impairments may be identified or reversal of the existing impairment may occur.

13

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

9.	Mineral exploration projects:

Mineral Exploration Projects	Paciência	Turmalina	Caeté	Gurupi	Pedra Branca	Total

Balance at January 1, 2012	$3,616	$8,865	$16,381	$60,076	$-	$88,938
Additions	439	711	529	7,050	39	8,768
Impairment loss	(3,302)	(8,099)	-	-	-	(11,401)
Reclassify to PPE	(753)	(1,477)	-	-	-	(2,230)
Balance at December 31, 2012	$-	$-	$16,910	$67,126	$39	$84,075

Balance at January 1, 2013	$-	$-	$16,910	$67,126	$39	$84,075
Additions	-	76	-	233	352	661
Interest capitalized	-	-	85	-	-	85
Impairment loss (Note 8(a))	-	(76)	(16,995)	-	-	(17,071)
Balance at June 30, 2013	$-	$-	$-	$67,359	$391	$67,750

10.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2013	2012
Accounts payable (suppliers)	$11,777	$17,582
Interest payable	3,436	3,217
Accrued payroll	9,148	7,793
Other	774	1,153
	$25,135	$29,745

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Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

11.	Notes payable:

	June 30,	December 31,
	2013	2012
Bank indebtedness	$23,252	25,470
Vale note	2,011	1,918
Notes payable - current portion	$25,263	27,388

Bank indebtedness	$271	$368
Vale note	6,034	5,754
4.5% convertible notes	150,809	145,818
5.5% convertible notes	90,413	88,218
Renvest credit facility (a)	27,890	-
Notes payable - long-term portion	$275,417	240,158

Total notes payable	$300,680	$267,546

Fair value of notes payable	$108,408	$128,625

Principal repayment over the next five years:
2013	$25,400
2014	201,949
2015	189
2016	103,500
Total	331,038
Less: unamortized discounts	30,358
$300,680

(a)	On October 29, 2012, the Company announced that it had arranged a $30.0 million standby credit facility (the “Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”).

On January 25, 2013, the Company made an initial drawdown of $5.0 million on the Facility and concurrently issued 570,919 common shares of the Company (Note 12) to the Lender pursuant to the terms of the Facility. On June 26, 2013, the Company drew down the remaining $25.0 million on the Facility and issued another 1,315,789 common shares of the Company (Note 12) to the Lender. The initial drawdown and the subsequent drawdown under the Facility mature in July 2014.

Interest is applied to the outstanding balance of all amounts drawn down from the Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. Additional drawdown and standby fees were paid in cash and in common shares of the Company. The proceeds from the draw down are available, among other things, for working capital related to its Turmalina, Caeté and Paciência mining properties in Brazil. The Facility includes a general security agreement over all of the Company’s and its subsidiaries’ present and future assets, delivery of the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Loan covenants include restrictions on additional borrowing and granting of security and a requirement that the Company use commercially reasonable efforts to maintain the listing of its common shares on the TSX during the term of the loan.

15

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

The Facility is reduced by $2.1 million of transaction costs which will be amortized using the effective interest method over the term of the Facility.

12.	Capital stock:

Common shares:

On January 14, 2013, 100,000 inducement shares, valued at $69,000, were granted to the new Chief Operating Officer of the Company.

On January 25, 2013, 570,919 shares, valued at $491,000, were granted to the Renvest Mercantile Bancorp Inc. (the “Lender”) upon the initial drawdown of $5.0 million of the Facility. On June 26, 2013, 1,315,789 shares, valued at $474,000, were granted to the Lender upon the subsequent drawdown of $25.0 million of the Facility (see Note 11(a)).

13.	Basic and diluted earnings per share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Numerator
Net loss for the period	$(64,041)	$(16,350)	$(70,967)	$(13,541)

Denominator
Weighted average number of common shares outstanding - basic	86,099	84,410	85,030	84,410
Dilutive effect of options	-	-	-	-
Weighted average number of common shares outstanding - diluted	86,099	84,410	85,030	84,410

Basic and diluted earnings (loss) per share	$(0.74)	$(0.19)	$(0.83)	$(0.16)

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive:

Options and convertible notes considered anti-dilutive	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2013	2012	2013	2012
Options	1,705	3,695	1,790	3,695
Convertible notes	26,650	26,650	26,650	26,650
	28,355	30,345	28,440	30,345

16

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended June 30, 2013 and 2012

(Unaudited)

14.	Subsequent event:

On July 30, 2013, Daniel Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former director and a former related party, filed a complaint in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company. Among other items, the complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012. The Company and the Named Directors have not been served with this complaint.

17